Exhibit 5.1

Stephanie A. Shinn	Baxter International Inc.
Corporate Vice President,	One Baxter Parkway
Associate General Counsel and	Deerfield, Illinois 60015-4625
Corporate Secretary

August 13, 2012

Baxter International Inc.

One Baxter Parkway

Deerfield, Illinois 60015

Re: Registration Statement on Form S-3

Ladies and Gentlemen:

I am Corporate Vice President, Associate General Counsel and Corporate Secretary of Baxter International Inc., a Delaware corporation (the “Company”), and have advised the Company in connection with the Registration Statement on Form S-3 (Registration No. 333-183099) (the “Registration Statement”), filed with the Securities and Exchange Commission pursuant to which the offer and sale of $700,000,000 aggregate principal amount of the Company’s 2.400% Senior Notes due 2022 and $300,000,000 aggregate principal amount of the Company’s 3.650% Senior Notes due 2042 (collectively the “Notes”) were registered. The Notes are to be issued under the Indenture dated as of August 8, 2006 (the “Base Indenture”) between the Company and The Bank of New York Mellon Trust Company, N.A. (as successor in interest to J.P. Morgan Trust Company, National Association), as Trustee (the “Trustee”), and the Eighth Supplemental Indenture (the “Supplemental Indenture” and together with the Base Indenture, the “Indenture”) dated as of August 13, 2012 between the Company and the Trustee.

In rendering the opinions expressed herein, I, or attorneys under my supervision, have examined and relied upon such documents, corporate records, certificates of public officials and certificates as to factual matters executed by officers of the Company as I have deemed necessary or appropriate. I have also assumed that the Indenture has been duly authorized, executed and delivered by the Trustee.

I have assumed the authenticity, accuracy and completeness of all documents, records and certificates submitted to me as originals, the conformity to the originals of all documents, records and certificates submitted to me as copies and the authenticity, accuracy and completeness of the originals of all documents, records and certificates submitted to me as copies. I have also assumed the legal capacity and genuineness of the signatures of persons signing all documents in connection with which the opinions expressed herein are rendered.

Based on the foregoing and subject to the limitations, qualifications, exceptions and assumptions set forth herein, it is my opinion that the Notes will be legal, valid, and binding obligations of the Company entitled to the benefit of the Indenture, and enforceable against the Company in accordance with their terms, subject to applicable bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or other laws affecting creditors’ rights generally from time to time in effect and to general principles of equity, at such time as: (a) the Notes have been duly executed, issued and delivered by the Company and authenticated by the Trustee pursuant to the terms of the Indenture and (b) duly purchased and paid for by the underwriters in accordance with the terms of the Underwriting Agreement dated August 8, 2012.

I hereby consent to the use of my name under the heading “Legal Matters” in the prospectus forming part of the Registration Statement and to the use of this opinion for filing with a Form 8-K as Exhibit 5.1 thereto. By giving this consent, I do not admit that I come within the category of persons whose consent is required under Section 7 of the Act and the rules and regulations promulgated thereunder.

Sincerely,

/s/ Stephanie A. Shinn
Stephanie A. Shinn